UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
PRESS RELEASE	www.arcadis-global.com
Trade registry 09051284

ARCADIS REPORTS STRONG RESULTS AND POSITIVE OUTLOOK

•                  Gross revenue first six months increased 27%, of which 8% was organic

•                  Strong organic growth continued in all segments

•                  Net income from operations rose 60%, margin improved considerably

•                  More than $80 million in new GRiP® contracts in second quarter

•                  Expected increase in net income from operations for full year 2006: 30 to 35%

Arnhem, the Netherlands. — August 9, 2006 — ARCADIS (NASDAQ:ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, reported a strong performance in the second quarter of 2006. Gross revenue rose 26% to € 293 million. At 8%, organic growth again exceeded the Company’s goal of 5%. The currency effect was limited. Net income from operations increased 60% to € 11.8 million. In the United States, the Company won more than $80 million in new GRiP® Remediation Program contracts.

In the first six months of 2006 gross revenue increased 27% to € 581 million. Excluding currency effect, growth was 24%, of which was 8% organic. Net income from operations rose 60% to € 21.2 million. This strong profit increase mainly resulted from activity growth in our three service areas, a good contribution from the acquisitions that were completed last year, as well as further margin improvement, resulting in part from improved market conditions in the Netherlands. The margin (recurring Ebita as a percentage of net revenue) improved to 8.6% in the first six months, compared to 7.0% in the same period last year.

At the beginning of the second quarter, the Company acquired In Situ Technieken, in the Netherlands (gross revenue € 1.5 million, 10 employees) strengthening its position in soil remediation. At the end of July Berkeley Consulting was acquired (gross revenue € 10 million, 100 employees), an important expansion of the project management activities of AYH in the United Kingdom.

CEO Harrie L.J. Noy about the results: “Our strategy to speed up organic growth is yielding results. In all three service areas, organic growth is at or above our goals. This is the result of continued recovery in the Dutch infrastructure market, the success of the GRiP® Remediation Program and growth in services to corporations in the environmental market, as well as expansion in management services in the market for facilities. Portfolio adjustments have strengthened our positioning and brought the margin structurally to a higher level. Our employee focus on delivering added value is appreciated by clients and also contributed to the margin improvement. The integration process for Blasland, Bouck & Lee, acquired last year, is going well. The size of jointly won projects exceeds expectations and demonstrates that we have improved our position in the environmental market.”

Unaudited

Key figures

Amounts in € 1 million, unless otherwise stated	Second quarter			First half
	2006	2005	Δ	2006	2005	Δ
Gross revenue	293	233	26%	581	457	27%
Ebita	19.2	15.0	27%	35.3	25.4	39%
Ebita recurring	19.2	13.0	47%	35.3	23.4	51%
Net income	10.6	9.0	18%	19.6	14.5	35%
Net income per share (in €) 1)	0.52	0.44	18%	0.97	0.71	35%
Net income from operations 2)	11.8	7.4	60%	21.2	13,3	60%
Ditto, per share (in €) 1,2)	0.58	0.36	60%	1.05	0.65	60%

1)              In 2006 based on 20.2 million shares outstanding (in 2005: 20.3 million)

2)              Excluding amortization and non-operational items

Analysis

Second quarter

Of the gross revenue growth of 26%, 17% resulted from acquisitions and divestments. The currency effect was limited at 1%. Organic growth was 8%, in part the result of improved market conditions in the Netherlands, where all service areas saw an increase. The United States, Brazil and France also yielded high organic growth. Despite an excellent backlog, administrative procedures in Poland caused delays in the start of projects, negatively affecting both revenue and income in that market.

Ebita rose to € 19.2 million. Ebita last year included a book gain of € 2.1 million on the sale of certain activities as previously announced. Excluding this, recurring Ebita rose 47%, of which 32% was a result of acquisitions and divestments and 2% from currency effects. Organically, Ebita rose 13%. This was the result of activity growth combined with margin improvement.

Financing charges were impacted positively by a non-recurring interest gain of € 0.5 million. The contribution from associated companies declined as a result of start-up problems in new contracts for energy projects in Brazil. Net income increased 18%. Excluding amortization, the book gain of € 2.1 million in the second quarter of 2005 and the effect of derivatives, net income from operations rose 60%. This was more than the increase in recurring Ebita, mainly as a result of lower taxes.

First half

Of the increase in gross revenue of 27%, 16% came from acquisitions and divestments and 3% from a positive currency effect. The contribution to organic growth of 8%, mainly came from the Netherlands, the United States, Brazil and France.

Unaudited

Ebita increased 39%, or by 51% on a recurring basis. The contribution from acquisitions and divestments was 34%, while the currency effect yielded a 4% gain. The 13% organic increase mainly resulted from continued strong business conditions in the United States and Brazil as well as the profit improvement in the Netherlands.

Financing charges include the effects of the use of derivatives to hedge interest rate risks. In the first quarter, this led to a reduction of financing charges by € 1.0 million. The effect on net income was €0.7 million. In net income from operations this effect is excluded.

Net income from operations (excluding amortization, the book gain in 2005 and effects from derivatives) rose 60%, more than the increase in recurring Ebita. This was mainly a result of lower taxes.

Developments by service area

The figures mentioned below relate to gross revenue developments and, unless otherwise noted, discuss the comparison between the first half of 2006 and the same period last year.

•                  Infrastructure

As a result of earlier divestments, gross revenue decreased approximately 2%. The currency effect was positive at 3%. Organic revenue growth was 6%. The strongest growth occurred in Brazil, where mining and energy investments created continued favorable market conditions. The United States also saw good growth. Here, the market for land development is slowing, impacted by interest rate hikes, but activities in transportation and tunnels increased. In Europe, the main growth contributors were the Netherlands and France. Increased interest in Public Private Partnership (PPP) projects lead to work in preparing these initiatives.

•                  Environment

Gross revenue almost doubled, mainly as a result of last year’s acquisitions of BBL and Greystone. The currency effect was 4% positive. Organic growth amounted to 10%. The main contribution came from the United Sates where GRiP® projects as well as environmental work for private sector companies yielded growth. The backlog in the GRiP® program has increased to more than $ 300 million at the end of the second quarter. In Europe, particularly the Netherlands and England saw increased activity. Strong growth also occurred in Brazil and Chile, in part as a result of increased demand for mining-related environmental consultancy.

•                  Facilities

Gross revenue rose almost 30%, predominantly as a result of the mid-2005 acquisition of the English project management firm AYH. The currency effect was limited. Organic growth was well above 10%. In the Netherlands, the facility management contract with DSM and Sabic led to an expansion of activities. In England, the new Arsenal stadium, for which AYH did the project management, was completed. The favorable investment climate in Belgium, France and Brazil also yielded growth. The reduction of the poorly performing detailed engineering activities in Germany negatively impacted gross revenue growth.

Unaudited

Outlook

The improving economy in the Netherlands exerts a positive effect on the investments of governments and companies. In many European countries, there is a strong need for new infrastructure. Increasingly, PPP initiatives are developed to meet this need by applying private financing. In America the land development market growth rate is slowing, but this is being offset by the increase in work coming from the federal transportation SAFETEA program and coastal flood protection work near New Orleans. Continued strong demand for raw materials creates favourable market conditions in Brazil. In the environmental market the backlog in GRiP® and the expansion of services to corporations, in part as a result of the synergy with BBL, offers an excellent basis for further growth. In the facilities service area, growth must mainly come from expansion of management services for companies and institutions. In the second half of this year ARCADIS Worldwide Project Consulting will be launched. Under this label, project management services for international real estate investors will be offered.

Because of its Nasdaq quotation, ARCADIS has to comply with the Sarbanes-Oxley Act (SOX 404) by the end of 2006. In addition, the integration of BBL — which, according to plan should be finished in the first quarter of 2007 — will require a considerable effort. As previously reported, total external costs related to these two actions are estimated at € 3 to 4 million. Of this amount, approximately € 1.5 million was charged to income in the first half.

CEO Noy concludes: “The outlook for full year 2006 remains positive. Market conditions are favourable and ARCADIS is well positioned to benefit from this. For 2006 the integration of BBL is a main priority. That lays the basis for continued expansion in the environmental market, particularly with multinational clients. We will continue to expand through acquisitions although the pace will be lower than in 2005. Barring unforeseen circumstances, we expect and increase of net income from operations for full year 2006 of 30 to 35%.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl.

- - tables follow - -

Unaudited

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME

Amounts in € millions, except per share amounts	Second quarter 2006	Second quarter 2005	First half year 2006	First half year 2005
Gross revenue	293.3	233.4	580.6	456.5
Materials, services of third parties	89.0	63.8	170.8	124.9
Net revenue	204.3	169.6	409.8	331.6
Operational cost	180.1	150.5	365.3	298.4
Depreciation	5.0	4.1	9.2	7.8
EBITA	19.2	15.0	35.3	25.4
Amortization identifiable intangible assets	1.5	0.5	3.1	0.8
Operating income	17.7	14.5	32.2	24.6
Financial items*)	(0.8)	(0.8)	(0.9)	(1.5)
Income from associates	(0.3)	0.0	(0.2)	0.0
Income before taxes	16.6	13.7	31.1	23.1
Taxes	(5.5)	(4.3)	(10.6)	(7.8)
Income after taxes	11.1	9.4	20.5	15.3
Attributable to:
Net income (Equity holders of the parent)	10.6	9.0	19.6	14.5
Minority interest	0.5	0.4	0.9	0.8
Net income	10.6	9.0	19.6	14.5
Amortization identifiable intangible assets	1.3	0.5	2.3	0.8
Effects of financial instruments	(0.1)	—	(0.7)	—
Non-recurring effects	—	(2.1)	—	(2.1)
Net income from operations	11.8	7.4	21.2	13.3
Net income per share	0.52	0.44	0.97	0.71
Net income per share diluted	0.50	0.43	0.93	0.70
Net income from operations per share	0.58	0.36	1.05	0.65
Net income from operations per share diluted	0.56	0.35	1.01	0.64
Shares outstanding (in thousands)	20,238	20,296	20,242	20,296

Net income per share is based on the weighted average number of outstanding shares.

* In 2005, ARCADIS financed the BBL acquisition through a USD loan. To hedge currency and interest risks, cross currency swaps were put in place. Until now, the swaps were included in the income statement, while the value changes of the loan were reported directly in equity, distorting the proper economic insight. As of 2006, value changes of both the swaps and the corresponding loan are reported through the income statement. The effect for the first quarter of 2006 is noted below:

In € millions	Q1 2006 Old	Q1 2006 New
Financial items	(2.0)	(0.1)
Net income	7.7	9.0
Effects of Financial instruments	0.7	(0.6)
Net income from operations	9.4	9.4

Unaudited

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions	June 30, 2006	December 31, 2005
ASSETS
Non-current assets	210.4	217.1
Current assets	443.8	433.0
TOTAL	654.2	650.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	329.2	303.8
Non-current liabilities	145.1	158.2
Minority interest	11.8	11.9
Shareholders’ equity	168.1	176.2
TOTAL	654.2	650.1

CHANGES IN SHAREHOLDERS’ EQUITY	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders’ equity
Amounts in € millions
Shareholders’ equity at January 1, 2005	1.0	37.7	(3.6)	101.3	136.4
Changes:
Net income current period				14.5	14.5
Expenses granted options				0.1	0.1
Options exercised				1.1	1.1
Purchase own stock				(2.7)	(2.7)
Dividends to shareholders				(9.8)	(9.8)
Exchange rate differences			8.0		8.0
Shareholders’ equity at June 30, 2005	1.0	37.7	4.4	104.5	147.7

Shareholders’ equity at January 1, 2006	1.0	44.2	6.4	124.6	176.2
Changes:
Net income current period				19.6	19.6
Expenses granted options				0.9	0.9
Options exercised				1.9	1.9
Purchase own stock				(9.3)	(9.3)
Dividends to shareholders				(13.4)	(13.4)
Other changes				(0.0)	(0.0)
Exchange rate differences			(7.9)		(7.9)
Shareholders’ equity at June 30, 2006	1.0	44.2	(1.5)	124.3	168.1

Unaudited

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Amounts in € millions	First half year	First half year
	2006	2005
Net income	19.6	14.5
Depreciation and amortization	11.8	8.6
Gross cash flow	31.4	23.1
Net working capital	(26.3)	(25.7)
Other changes	0.7	1.1
Total operational cash flow	5.8	(1.5)

Investments/divestments (net) in:
(In)tangible fixed assets	(8.7)	(6.9)
Acquisitions/divestments	(7.6)	(0.6)
Financial assets	(1.4)	(0.7)
Total investing activities	(17.7)	(8.2)

Total financing activities	4.0	(13.4)
Change in cash and equivalents	(7.9)	(23.1)
Cash at January 1	73.9	48.2
Cash at balance sheet date	66.0	25.1

Unaudited

Explanatory Notes

This interim financial report was compiled in accordance with IAS 34.

Valuation principles and determination of results

Starting in 2005, ARCADIS applies the International Financial Reporting Standards (IFRS) as the basis for its financial reporting. For the valuation principles and the principles for the determination of results, please refer to the 2005 Annual Report.

Risks and uncertainties

In the preparation of this condensed consolidated interim report management used the same main judgments in the application of the valuation principles and the same main estimates and assumptions that were used for the preparation of the 2005 Annual Report.

Dividend

The number of outstanding shares as per 12/31/2005 was 20.3 million shares. The repurchasing of shares and re-issuance of shares, were almost balanced, as a result of which the number of shares outstanding per the balance sheet date remained 20.3 million. On 5/31/2006 a dividend of € 0.66 per share was paid on all common and outstanding shares. The total dividend paid out was € 13.4 million.

Balance sheet

No acquisitions and divestments occurred in the first six months of 2006 that had a material effect on the Company’s balance sheet. Currency effects led to a decrease of balance sheet total by € 21 million.

Financial instruments

Only for specific purposes derivative financial instruments are used to hedge the Group’s exposure to foreign exchange and interest rate risks arising from operational, financial and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IFRS are accounted for as trading instruments.

Derivatives are recognized initially at fair value. The gain or loss on remeasurement to fair value is recognized immediately as a profit or loss.

Staff option plans

A charge of EUR 0.9 million related to staff option plans was taken in the profit & loss account in the first six months of 2006. Because all of the related options can only be exercised through a conversion to shares, this amount has immediately been added to shareholder’s equity.

Developments after the balance sheet date

No events with a significant impact on the Company’s financial position occurred after the balance sheet date.

Unaudited

Segment information

The geographical segmentation is:

Amounts in millions of euros	Gross revenue
	2006	2005
Netherlands	151.3	139.2
United States	248.6	140.7
Other countries Europe	129.1	131.5
Other countries	51.6	45.1
Total	580.6	456.5

Review report

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of ARCADIS N.V. (“the Company”) as of June 30, 2006, and the related condensed consolidated statements of income, changes in equity and cash flows for the six month period then ended (the interim financial information) as included in this quarterly report on page 5 to 9. We have not reviewed the quarterly figures for the period 1 April 2006 to 30 June 2006 as included in the interim financial information. The interim financial information is the responsibility of the Company’s management. Our responsibility is to issue a report on this interim financial information based on our review.

Scope

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the EU.

Amstelveen, August 8, 2006

KPMG ACCOUNTANTS N.V.

F.A.C.M. van Kasteren RA/ M. Meester RA

Unaudited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: August 10, 2006	By:	/s/ F.M.T. Schneider
F.M.T. Schneider
Member Executive Board